UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of September, 2005

                            GRUPO TELEVISA, S.A.
             -------------------------------------------------
              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
   ---------------------------------------------------------------------
                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
                     -----                                -----

     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

                                                      Press Release
[LOGO - GRUPO TELEVISA, S.A.]                         FOR IMMEDIATE RELEASE
                                                      ---------------------

          GRUPO TELEVISA ANNOUNCES CONSUMMATION OF ITS EXCHANGE OF
      REGISTERED 6.625% SENIOR NOTES DUE 2025 FOR UNREGISTERED 6.625%
                           SENIOR NOTES DUE 2025

Mexico City, September 7, 2005 - Grupo Televisa,  S.A.  ("Televisa") (NYSE:
TV; BMV: TLEVISA CPO) announced today that on September 6, 2005, it consummated its previously announced offer to exchange its registered 6.625% Senior Notes due 2025 (the "New Notes") for its outstanding, unregistered 6.625% Senior Notes due 2025 (the "Old Notes"). Pursuant to the exchange offer, all of the Old Notes were exchanged for New Notes, and an aggregate principal amount of U.S.$600,000,000 of the New Notes was issued today, September 7, 2005.

Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States.

                                    ###


CONTACTS:
INVESTOR RELATIONS:
Michel Boyance/Alejandro Eguiluz
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
(5255) 5261-2000

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GRUPO TELEVISA, S.A.
                                             --------------------------------
                                                  (Registrant)


Dated: September 7, 2005                     By /s/ Jorge Lutteroth Echegoyen
                                                ------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller, Vice-President